February 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: William Dorton

Re:	Registration Statement on Form S-1 (File No. 333-216017) of Medley LLC

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representative of the several underwriters, hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on Thursday, February 16, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we will distribute approximately 500 copies of the Company’s Preliminary Prospectus dated February 14, 2017 to purchasing agents, underwriters, dealers, institutions and others.

The undersigned, as Representative of the several underwriters, have and will, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

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Very truly yours,

FBR CAPITAL MARKETS & CO.

As Representative of the several Underwriters.

By:	FBR CAPITAL MARKETS & CO.

By:	/s/ Brent Hodges
Name:	Brent Hodges
Title:	Senior Managing Director

[Signature Page to Acceleration Request]